Wave2Wave Communications, Inc.

433 Hackensack Ave., 6th Floor

Hackensack, New Jersey 07601

November 10, 2010

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Fax: (703) 813-6986

Attention: Celeste M. Murphy, Esq.

RE:	Wave2Wave Communications, Inc.
Registration Statement on Form S-1 (Registration No. 333-164791)
Acceleration Request

Dear Ms. Murphy:

Wave2Wave Communications, Inc., a Delaware corporation (the “Company”), hereby formally requests that the Company’s acceleration request dated November 5, 2010, be withdrawn.

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1 be accelerated to Friday, November 12, 2010, at 4:30 p.m. E.S.T, or as soon as practicable thereafter.

The Company acknowledges that it is the view of the Securities and Exchange Commission (the “Commission”) that:

1)            should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2)            the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3)            the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the Commission in meeting the timetable described above is very much appreciated.

Any questions regarding this request should be addressed to Ivan Blumenthal, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., 666 Third Avenue, New York, NY 10017, telephone (212) 692-6784.

Very truly yours,

/s/ Steven Asman

Steven Asman

President

RODMAN & RENSHAW, LLC

November 10, 2010

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Wave2Wave Communications, Inc. Registration Statement on Form S-1 File No. 333-164791

Ladies and Gentleman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Rodman & Renshaw, LLC, as representative of the several underwriters, joins the request of Wave2Wave Communications, Inc. (the “Company”), that the effective date of the Registration Statement referred to above be accelerated so as to permit it to become effective at 4:30 p.m. Eastern Time, on Friday, November 12, 2010, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that between October 25, 2010 and the date hereof, approximately 1275 copies of the Preliminary Prospectus, dated October 22, 2010 have been distributed as follows:

Sent to Underwriters	700
Sent to Dealers	400
Sent to Institutiuonal Investors	150
Sent to Others	25
Total:	1275

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

RODMAN & RENSHAW, LLC

By:	/s/ David Horin
David Horin
Chief Financial Officer